SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_____________________________

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. ___)

Greene County Bancshares, Inc.
(Name of Issuer)

Common Stock, $2.00 par value
(Title of Class of Securities)

394361208
(CUSIP Number)

December 31, 2004
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

Page 1 of 5 Pages

CUSIP NO. 394361208	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Phil M. Bachman, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 682,960
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 682,960
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 682,960
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* (a) ☒ The reporting person disclaims beneficial ownership of 131,845 shares owned by his spouse.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.93%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 394361208	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:	Greene County Bancshares, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices:	100 North Main Street Greeneville, TN 37743
Item 2(a).	Name of Person Filing:	See Item 1 of page 2
Item 2(b).	Address of Principal Business Office or, if none, Residence:	1330 E. Allen Bridge Road Greeneville, TN 37743
Item 2(c).	Organization/Citizenship:	See Item 4 of page 2
Item 2(d).	Title of Class Of Securities:	Common Stock, $2.00 par value
Item 2(e).	CUSIP Number:	394361208
Item 3.	Inapplicable.
Item 4.	Ownership.

Person	Total Shares of Common Stock Beneficially Owned	Percent of Class(1)	Sole Voting Power	Shared Voting Power	Sole Power to Dispose	Shared Power to Dispose
Phil M. Bachman, Jr.	682,960(2)	8.93%	682,960(2)		682,960(2)

(1)	Based on 7,649,212 shares of Common Stock outstanding as of March 1, 2005.
(2)	Excludes 131,845 shares of common stock owned by the reporting person’s spouse, of which the reporting person disclaims beneficial ownership.

CUSIP NO. 394361208	13G	Page 4 of 5 Pages

Item 5.	Ownership of Five Percent or Less of a Class. Inapplicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Inapplicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Inapplicable
Item 8.	Identification and Classification of Members of the Group. Inapplicable
Item 9.	Notice of Dissolution of Group. Inapplicable
Item 10.	Certification. Inapplicable

CUSIP NO. 394361208	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 1, 2005
Date
/s/ Phil M. Bachman, Jr.
(Signature)
Phil M. Bachman, Jr., Director
(Name/Title)